Filed by Berto Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Berto Acquisition Corp.

Commission File No.: 001-42620

Harry You SPAC Plans to Merge With Clinic-in-a-Box Firm OnMed

By Liana Baker

October 29, 2025 at 8:00 AM EDT

Blank-check deal veteran Harry You’s latest special purpose acquisition company is looking to merge with a business that operates portable health-care stations.

Berto Acquisition Corp. has signed a nonbinding letter of intent to combine with OnMed LLC, according to a statement reviewed by Bloomberg News.

OnMed could be valued at more than $500 million if a transaction is completed, said people familiar with the matter who asked not to be identified because that information was private. Representatives for Berto and OnMed declined to comment on the possible valuation.

With contracts in seven states and Puerto Rico, OnMed designs and operates 8-by-10-foot health stations that are a hybrid of telemedicine and a doctor’s office. The trademarked CareStations each feature a telemedicine hook-up but also tools found in a clinic such as a stethoscope, blood pressure monitor, scale and infrared camera.

OnMed Chief Executive Officer Karthik Ganesh, who will lead the combined company, said in the statement that the stations, which operate at a fraction of the cost of an in-office clinic, can be deployed in just 30 days.

“With CareStations having fully diagnosed 85% of patients without a specialist referral and supported the 50% of patients who said they would otherwise had gone to the ER or urgent care, we are proving that this model works,” Ganesh said.

Berto, the 10th SPAC sponsored by You, raised $300 million including overallotment shares in an initial public offering in April. You has taken public businesses such as sports information provider Genius Sports Group, online gambling company Rush Street Interactive Inc. and quantum computing company IonQ Inc., according to a statement at the time.

One of You’s SPACs agreed in September to a combination with Horizon Quantum Computing Pte., whose software platform makes quantum computing more accessible.

“OnMed has the financial and business characteristics we like to see for the companies we have taken public,” You said, “strong growth, an emerging free cash flow positive model, an IP-protected platform, and a massive addressable market with the potential to be extended further by cutting edge technologies like AI.”

SPACs are having the best year for fundraising since their peak in 2021. As of Tuesday, 108 SPACs in the US have raised more than $22 billion this year, exceeding the combined totals for all of 2023 and 2024, according to data from SPAC Research. Some 59 deals for those SPACs merging with companies have been announced since Jan. 1.

— With assistance from Bailey Lipschultz